FINAL — FOR RELEASE

Navios Maritime Holdings Inc.
Announces Conference Call to Discuss
Acquisition of Kleimar N.V.

Piraeus, Greece   —   (February 7, 2007) — Navios Maritime Holdings Inc. (‘‘Navios’’) (NASDAQ: BULK, BULKU, BULKW), a large, global, vertically integrated seaborne shipping company, announced today that it would hold a conference call on Monday, February 12, 2007, at 9:00 am EST, at which time members of senior management will provide additional details related to the recently announced acquisition of Kleimar N.V.

A supplemental slide presentation will be available on the Navios website at www.navios.com under the ‘‘Investors’’ section at 8:45 am EST on the day of the call

The conference call details are as follows:

Call Date/Time: Monday, February 12, 2007; 9:00 am EST

Call Title: Navios Maritime Holdings Inc. Management Update

US Dial In: (888) 694-4676

International Dial In: (973) 582-2737

Conference ID:    8425789

The conference call replay will be available until March 12, 2006; 11:59 pm EST, at the following numbers:

US Replay Dial In: (877) 519-4471

International Replay Dial In: (973) 341-3080

Passcode:    8425789

This call will be simultaneously Web cast at the following Web address:

http://www.videonewswire.com/event.asp?id=37875

The Web cast will be archived and available at this same Web address for one month following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay.

Navios’s stock is listed on the NASDAQ Global Market where it’s Common Shares, Units and Warrants trade under the symbols ‘‘BULK’’, ‘‘BULKU’’, ‘‘BULKW’’, respectively. The Company anticipates that its shares of common stock and warrants will begin trading on the NYSE commencing the open of trading on February 22, 2007 under the symbols ‘‘NM’’ and ‘‘NM WS’’, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holding Inc.
Investor Relations
212 — 279- 8820
investors@navios.com

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